EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-200677 on Form S-8 of our reports dated March 9, 2016, relating to the consolidated financial statements and financial statement schedule of School Specialty, Inc. and subsidiaries (the “Company”) (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the Company changing its fiscal year from the last Saturday in April to the last Saturday in December), and the effectiveness of the Company’s internal control over financial reporting, appearing in this Annual Report on Form 10-K of the Company for the transition period ended December 26, 2015.

/s/ Deloitte & Touche LLP

Milwaukee, Wisconsin

March 9, 2016